Exhibit 99.1

Ellomay Capital Ltd. Announces Entry into a Euro 35.9 Million Project Finance Agreement by Italian Subsidiaries

Tel-Aviv, Israel, May 30, 2018 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced that five of its Italian subsidiaries entered into a euro 35.9 million project finance Facility Agreement (the “Facility Agreement”).

The Facility Agreement was executed among Ellomay PV Two S.r.l, Ellomay PV Seven S.r.l., Pedale S.r.l., Soleco S.r.l and Tecnoenergy S.r.l (together, the “Subsidiaries”) and Mediocredito Italiano S.p.A (the “Lender”) and Intesa Sanpaolo S.p.A. (as account bank). The euro 35.9 million principal amount is divided into: (i) five term loan facilities, one for each Subsidiary, which are to be used to refinance the existing financing of the Subsidiaries and for general purposes of the Subsidiaries, in the aggregate amount of euro 33.7 million with terms ending in May 2028, and (ii) five revolving facilities, one for each Subsidiary, aimed to cover financial needs for the debt service coverage in case of Subsidiaries liquidity shortfall, in the aggregate amount of euro 2.2 million with terms ending in November 2027.

The loans provided under the Facility Agreement bear a semiannual interest rate equal to the Euribor 6 month rate plus a margin of 185 basis points. The Facility Agreement includes customary terms, including a default interest that will accrue a delay in payments, requirements to maintain financial ratios, various securities provided by the Subsidiaries and a pledge on the shares of the Subsidiaries and subordination agreement provided by Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of the Subsidiaries. The Facility Agreement provides for a cross-collateralization mechanism among the Subsidiaries, whereby each Subsidiary shall guarantee each other’s obligations under the Facility Agreement and the other finance documents for a maximum guaranteed amount up to 180% of the relevant Subsidiary’s loan facility. In addition, the Company provided guarantees in connection with specific exposures, one in the amount of approximately euro 1.8 million (an amount that is gradually reduced to zero on January 1 of each of the years 2019-2021) and the second in amounts ranging between approximately euro 1.0 million up to a maximum of euro 1.5 million through the date the loans under the Facility Agreement are repaid in full.

The Facility Agreement provides that the Subsidiaries shall enter into interest swap agreements effective from the first repayment date of June 2018 for an amount equal to 75% of the overall amount of the term loan facilities. The Subsidiaries entered into the swap agreements on May 29, 2018 with respect to approximately Euro 25 million (with a decreasing notional principal amount based on the amortization table) until May 2028 , replacing the Euribor 6 month rate with a fixed 6 month rate of 0.71%, resulting in a fixed 6 month interest rate of 2.56%.

The Subsidiaries will use the funds borrowed under the Facility Agreement to repay outstanding loans and leasing agreements in the aggregate amount of approximately euro 13.2 million to be repaid upon drawdown.

Ran Fridrich, CEO and a board member of Ellomay commented: “This project finance agreement enables Ellomay to recycle existing debt at improved conditions, while leaving Ellomay with liquid resources for investment in the Talasol project that is in advanced stages towards financial closing.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;

•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies operating or developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including weather conditions, regulatory changes, changes in the supply and prices of resources required for the operation of our facilities (such as waste and natural gas), changes in demand and technical and other disruptions in the operations or construction of the power plants owned by us. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: limors@ellomay.com